November 3, 2023

Via Edgar Transmission

Ms. Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 28, 2023 CIK No. 0001979407

Dear Ms. Barone:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 4, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Metrics, page 41

1.	We note the revisions made in response to prior comment 1. Please explain further what you mean by “application software on premise at one-time off paying on the software contributed from third party products.” In addition, we note your current revenue recognition policy on F-13 only includes third-party licenses. Please revise to discuss how you recognize revenue from these non-recurring third-party products.

Response: In response to the Staff’s comment, we rephrased “application software on premise at one-time off paying on the software contributed from third party products” under non-recurring revenue with “third party perpetual licenses” on page 43 of the draft registration statement. Whereas, revenue recognition policy in term of “Third party licenses” covers both recurring and non-recurring third party license revenue. Company has further discussed on page 43 of the draft registration statement.

General

2.	We note your response to prior comment 2. Please expand your disclosure to include a discussion of the effect the Reorganization will have on the company’s shareholders.

Response: We respectfully advise the Staff that the Company has consummated their reorganization on October 4, 2023, and we have updated the disclosures in the “Our Corporate Structure and History” section to reflect the consummation of the reorganization.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com